

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2020

Adam Gerchen
Chief Executive Officer
L&F Acquisition Corp.
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

> **Re: L&F Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 9, 2020**
> **CIK No. 0001823575**

Dear Mr. Gerchen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 9, 2020

Warrants, page 125

1. Please expand the disclosure in this section to briefly discuss the exclusive forum provision mentioned on page 57.

You may contact SiSi Cheng, Staff Accountant, at 202-551-5004 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christian O. Nagler